EXECUTION VERSION

COMMERCIAL AGREEMENT

THIS AGREEMENT is made July 12, 2011

BETWEEN:

DESARROLLOS MINEROS SAN LUIS, S.A., de C.V., a corporation existing under the laws of Mexico (“DMSL”)

AND

GOLDCORP INC., a corporation existing under the laws of the Province of Ontario (“Goldcorp”)

AND

INTERNATIONAL MINERAL FINANCE S.A.R.L., a corporation organized under the laws of Luxembourg (“IMF”)

AND

PRIMERO MINING CORP., a corporation existing under the laws of the Province of British Columbia (“Primero”)

AND

NORTHGATE MINERALS CORPORATION, a corporation existing under the laws of the Province of British Columbia (“Northgate”, together with DMSL, Goldcorp, IMF and Primero, the “Parties”)

WHEREAS:

A.

Northgate and Primero propose to effect a business combination by way of a plan of arrangement (the “Plan of Arrangement”) under the provisions of the Business Corporations Act (British Columbia) whereby Northgate will acquire all of the outstanding common shares of Primero on the terms set out in the arrangement agreement (the “Arrangement Agreement”) dated the date hereof (the “Proposed Transaction”) to be entered into at the same time as this Commercial Agreement is executed and delivered;

B.

Goldcorp, IMF, Primero or certain of their respective subsidiaries are party to, or are entitled to the benefits of by virtue of assignment, the following agreements (collectively, the “Goldcorp Arrangements”):

	(i)	a convertible promissory note in the principal amount of $60,000,000 dated August 6, 2010 (the “Convertible Note”) payable by Primero to DMSL, which DMSL assigned to Goldcorp on August 6, 2010;

(ii)

a promissory note in the principal amount of $50,000,000 dated August 6, 2010 (the “Promissory Note” and together with the Convertible Note, the “Primero Notes”) payable by Primero Empresa Minera, S.A., de C.V. (“PEM”) to DMSL, which DMSL assigned to IMF (a wholly-owned Luxembourg subsidiary of Goldcorp) on August 6, 2010;

(iii) a participation agreement dated August 6, 2010 (the “Participation Agreement”);

(iv) a deed of indemnity dated August 6, 2010 (the “Indemnity”); and

(v) a transition services agreement dated August 6, 2010 (the “Transition Services Agreement”).

C.	In connection with the Proposed Transaction, the Parties wish to obtain certain consents and acknowledgements in connection with the Goldcorp Arrangements and to amend the Primero Notes.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties, intending to be legally bound, hereby agree as follows:

2.	Capitalized Terms.

Capitalized terms used in this Commercial Agreement but not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.

3.	Primero Notes - Amendments.

	(a)	At the Effective Time, Section 11 (a) (i) of each of the Primero Notes, shall be deleted in its entirety, and replaced with the following:

“Tangible Net Worth. The Debtor shall maintain on a consolidated basis to be measured as at the end of each Fiscal Quarter and each Fiscal Year, a Tangible Net Worth of at least U.S. $220 million dollars;”

	(b)	At the Effective Time, the reference to “$10 million” in Section 11(a)(ii) of each of the Notes is changed to “$12.5 million”;

	(c)	At the Effective Time, the definition of “Free Cash Flow” in Schedule “A” in each of the Primero Notes shall be deleted in its entirety, and replaced with the following:

“Free Cash Flow” means cash provided by operating activities as set out in the consolidated statement of cash flows of the Debtor, as determined on a consolidated basis in accordance with IFRS;

	(d)	As and from the date hereof, the definition of “Tangible Net Worth” in Schedule “A” of each of the Primero Notes shall be deleted in its entirety, and replaced by the following:

“Tangible Net Worth” means the total of Equity plus the Warrant Amount less intangibles (as characterized under IFRS), leasehold improvements and deferred tax credits.

	(e)	As and from the date hereof, the following paragraphs shall be added as definitions in Schedule “A” of each of the Primero Notes:

“IFRS” means the international financial reporting standards set by the International Accounting Standards Board.

“Warrant Amount” means, at any time, the total dollar amount recorded as the value of share purchase warrants of Primero (whether classified as financial liabilities or equity in accordance with IFRS) in its then most recent financial statements and, in the event such warrants are replaced or exchanged with warrants of Northgate Mineral Corporation (“Northgate”), the total dollar amount recorded as the value of such replacement or exchanged share purchase warrants of Northgate (whether classified as financial liabilities or equity in accordance with IFRS) in the then most recent Northgate financial statements.

(f)

Goldcorp and IMF hereby acknowledge and confirm that they will not, and will cause their respective subsidiaries not to, take any action with respect to any breach of (i) Section 11 “Financial Covenants” of the Convertible Note by Primero or (ii) Section 11 “Financial Covenants” of the Promissory Note by PEM, which may have occurred prior to the Effective Date.

	(g)	The Parties hereby acknowledge and confirm that except as amended hereby, the Primero Notes shall remain in full force and effect, without further amendment, and are hereby ratified and confirmed.

4.	Convertible Note - Notice, Consents and Acknowledgements.

	(a)	All capitalized terms used in this section 4 but not otherwise defined in this Agreement or the Arrangement Agreement shall have the meaning ascribed thereto in the Convertible Note.

(b)

Pursuant to section 3.1(b) of the Convertible Note, Primero shall provide to Goldcorp the Debtor’s Conversion Notice of the exercise of Primero’s option to convert all of the Principal Amount into Common Shares.

	(c)	Pursuant to section 3.1(c) of the Convertible Note, upon receiving the Debtor’s Conversion Notice, Goldcorp shall exercise its right to extend the Initial Maturity Date to the Second Maturity Date.

(d)

Effective upon the completion of the Proposed Transaction, the Proposed Transaction will be deemed to be a “Corporate Reorganization” within the meaning of section 3.3(d) of the Convertible Note, with the following effects and without limiting the application of section 3.3(d) of the Convertible Note:

(i)

if the Noteholder exercises the right to convert the Convertible Note after the Effective Date, the Noteholder will be entitled to receive Northgate Shares in accordance with the terms of the Convertible Note; and

(ii)

upon conversion the Convertible Note in accordance with section 3.1(c) of the Convertible Note, the number of Northgate Shares issuable upon conversion of the Convertible Note will be calculated based on a conversion price equal to the greater of (i) 90% of the volume weighted average trading price (“VWAP”) of the Primero Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days ending immediately prior to August 6, 2011, multiplied by the reciprocal of the Exchange Ratio, and (ii) 90% of the VWAP of the Northgate Shares on the TSX for the five (5) trading days ending immediately prior to the Second Maturity Date.

(e)

Goldcorp consents to the Proposed Transaction, on the terms and conditions set out in the Arrangement Agreement as it exists on the date hereof, in satisfaction of paragraph 10(p)(iii) of the Convertible Note provided that, on the Effective Date, Primero is not in breach of its obligations under the Convertible Note.

5.	Promissory Note - Consents and Acknowledgements.

(a) All capitalized terms used in this section 5 but not otherwise defined in this Agreement or the Arrangement Agreement shall have the meaning ascribed thereto in the Promissory Note.

(b)

IMF, as the holder of the Promissory Note, consents to the Proposed Transaction, on the terms and conditions set out in the Arrangement Agreement as it exists on the date hereof, in satisfaction of paragraph 10(p)(iii) of the Promissory Note provided that, on the Effective Date, PEM is not in breach of its obligations under the Promissory Note.

6.	Participation Agreement.

It is acknowledged that, from and after the Effective Time, the Participation Agreement ceases to be of any force or effect.

7.	Indemnity

(a) All capitalized terms used in this section 7 but not otherwise defined shall have the meaning ascribed thereto in the Indemnity.

(b)

Goldcorp consents to the Proposed Transaction, on the terms and conditions set out in the Arrangement Agreement, as it exists on the date hereof, in satisfaction of section 13(c) of the Indemnity provided that, on the Effective Date, Primero and its affiliates are not in breach of their respective obligations under the Indemnity.

(c) From and after the Effective Time, Primero shall continue to be bound by the terms of the Indemnity.

8.	Transition Services Agreement.

DMSL hereby consents to the Proposed Transaction to the extent such consent is required under the Transition Services Agreement and, without limitation, DMSL hereby gives any consent required under section 12.05 of the Transition Services Agreement.

9.	Restrictions on Transfer of Northgate Shares.

(a)

From the Effective Time until August 6, 2013, neither Goldcorp nor any of its affiliates shall, directly or indirectly, sell, transfer, assign or convey any of the Northgate Shares Goldcorp and its affiliates acquire in exchange for Primero Shares pursuant to the Proposed Transaction (the “Subject Shares”) without the consent of Northgate or as provided in subsection 9(b) hereof;

	(b)	Notwithstanding subsection 9(a), Goldcorp and its affiliates may, without the consent of Northgate:

		(i)	sell, transfer, assign or convey any of the Subject Shares pursuant to or in connection with a transaction, event or circumstance which involves or effects a Change of Control of Northgate;

		(ii)	sell, transfer, assign or convey any or all of the Subject Shares following a Change of Control of Northgate;

		(iii)	sell, transfer, assign or convey all of the Subject Shares to one or more purchasers in a block trade effected by or through a broker;

		(iv)	transfer any Subject Shares to any nominee or custodian where there is no change in beneficial ownership;

		(v)	transfer any of the Subject Shares to an affiliate; or

		(vi)	enter into an agreement to do any of the foregoing.

	(c)	In this section 9:

(i)

“Change of Control” means the acquisition of Control of Northgate by any person or persons acting jointly and in concert (as such term is defined in the Securities Act (Ontario)) following the Effective Time including, without limitation, pursuant to a take-over bid (as defined in the Securities Act (Ontario)), arrangement, or amalgamation;

		(ii)	“Control” means the direct or indirect:

			(A)	Beneficial ownership of more than 20%of the issued capital of Northgate carrying the right to vote at a general meeting of shareholders; or

			(B)	Power to directly or indirectly:

		(I)	Control the membership of the board of directors of Northgate;

(II)
Cast more than 20% of the maximum number of votes that may be cast at a meeting of the shareholders of Northgate, whether or not the beneficial ownership or power has statutory, legal or equitable force or is based on statutory, legal or equitable rights, and whether or not it arises by means of trusts, agreements, arrangements, understandings, practices, the ownership of shares or otherwise;

	(d)	It is acknowledged and agreed that any Northgate Shares issued on the conversion of the Convertible Note are not Subject Shares.

10.	Termination.

In the event that the Support Agreement dated as of the date hereof and made between Goldcorp and Northgate is terminated, this Commercial Agreement shall cease to be of any force or effect other than the amendments effected pursuant to paragraphs 3(d) and (e) hereof.

11.	Miscellaneous Provisions.

(a)

The Convertible Note and the Promissory Note, as amended hereby, and the Transition Services Agreement and the Indemnity Agreement are in all respects ratified and confirmed and all of the terms conditions and provisions thereof will remain in full force and effect.

(b)

Primero and each of its affiliates that is a party to any of the Credit Documents (as such term is defined in each of the Convertible Note, the Promissory Note and the Indemnity) (the “Obligors”) will do all acts and things and execute and deliver, or cause to be executed and delivered, all agreements, documents and instruments that Goldcorp and IMF may reasonably require and take all further steps relating to carrying out the purpose of the Credit Documents or any other document to which it is a party or to enable Goldcorp and IMF to exercise and enforce its rights, powers, authorities and discretion under each of the Convertible Note, the Promissory Note and the Indemnity.

	(c)	This Commercial Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

(d)

This Commercial Agreement constitutes the entire agreement between the Parties to this Commercial Agreement relating to the subject matter of this Commercial Agreement. This Commercial Agreement supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of any of the Parties in relation to the matters provided herein. There are no warranties, representations, covenants, obligations or agreements between any of the Parties relating to the subject matter of this Commercial Agreement, except as expressly set out in this Commercial Agreement.

(e)	This Commercial Agreement shall enure to the benefit of and shall be enforceable by the Parties to this Commercial Agreement and their respective successors and assigns.

(f)

This Commercial Agreement may be executed and delivered in any number of original or facsimile or electronic copy counterparts, each such counterpart when so executed and delivered shall be considered an original, and all such counterparts, taken together, shall constitute one instrument.

[Signatures Follow on Next Page]

DESARROLLOS MINEROS SAN LUIS, S.A., de C.V.

By:	“Salvador Garcia”
	Name:	Salvador Garcia
	Title:	Vice President, Mexico

“Lindsay Hall”
	Name:	Lindsay Hall
	Title:	Alternative Director

PRIMERO MINING CORP.

By:	“Joseph F. Conway”
	Name:	Joseph F. Conway
	Title:	President and CEO

GOLDCORP INC.

By:	“Charles Jeannes”
	Name:	Charles Jeannes
	Title:	President and CEP

INTERNATIONAL MINERAL FINANCE S.A.R.L

By:	“S. James Gardiner”
	Name:	S. James Gardiner
	Title:	Manager

NORTHGATE MINERALS CORPORATION

By:	“Terry A. Lyons”
	Name:	Terry A. Lyons
	Title:	Chairman